UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission file number 001-15160

BROOKFIELD ASSET MANAGEMENT INC.

(Exact name of Registrant as specified in its charter)

EP 100, Brookfield Place,

181 Bay Street

Toronto, Ontario M5J 2T3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The following documents, which is attached as exhibits hereto, are incorporated by reference herein:

Exhibit	Title

99.1	Arrangement Agreement dated September 23, 2022 among Brookfield Asset Management Inc., Brookfield Asset Management Ltd., Brookfield Asset Management ULC and 2451634 Alberta Inc.

99.2	Notice of Meeting and Record Date

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD ASSET MANAGEMENT INC.

Date: September 26, 2022	By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Authorized Signatory